UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2011.

Commission File Number 001-13896

Elan Corporation, plc
(Translation of registrant's name into English)

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report of Foreign Issuer on Form 6-K is incorporated by reference into (a) the Post-Effective Amendments on Forms F-3 and S-8 to the Registration Statement on Form F-3 of Elan Corporation, plc (Registration No. 333-100252); (b) the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-100556, 333-07361, 333-121021, 333-135184, 333-135185 and 333-154573); and (c) the Offers to Purchase, dated September 16, 2011, relating to various series of outstanding Senior Notes issued by two subsidiaries of Elan Corporation, plc.

Completion of the Sale of the EDT Business

On September 16, 2011, the business of Alkermes, Inc. (“Alkermes”) and the drug technologies business (“EDT”) of Elan Corporation, plc (“Elan”) were combined (the “Business Combination”) under Alkermes plc (f/k/a Antler Science Two plc) (the “Company”).  As part of the Business Combination, Antler Acquisition Corp., a wholly owned subsidiary of the Company, merged with and into Alkermes (the “Merger”), with Alkermes surviving as a wholly owned subsidiary of the Company.  Prior to the Merger, EDT was carved-out of Elan and reorganized under the Company.

At the effective time of the Merger (the “Effective Time”), (i) each share of Alkermes common stock then issued and outstanding and all associated rights were canceled and automatically converted into and became the right to receive one ordinary share of the Company; (ii) all then issued and outstanding options to purchase Alkermes common stock granted under any stock option plan were converted into options to purchase on substantially the same terms and conditions the same number of ordinary shares of the Company at the same exercise price; and (iii) all then issued and outstanding awards of Alkermes common stock were converted into awards of the same number on substantially the same terms and conditions of ordinary shares of the Company.  As a result, upon consummation of the Merger and the issuance of the ordinary shares of the Company in exchange for the canceled shares of Alkermes common stock, the former shareholders of Alkermes own approximately 75% of the Company, with the remaining approximately 25% of the Company owned by a subsidiary of Elan (the “Elan Shareholder”) pursuant to the terms of the Shareholder’s Agreement described below.

This description of the Business Combination does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement and Plan of Merger, dated as of May 9, 2011, among the Company, Elan, Alkermes, and certain other parties (the “Business Combination Agreement”), which is listed as Exhibit 2.1 to this Report, and incorporated herein by reference, and to the description of the Business Combination Agreement included in the Proxy Statement/Prospectus forming part of the Registration Statement on Form S-4, as amended, of the Company which was declared effective by the Securities and Exchange Commission (the “SEC”) on August 4, 2011 (Registration No. 333-175078) (the “Proxy Statement/Prospectus”).

A copy of the press release announcing the completion of the Merger is attached to this report as Exhibit 99.1, which is incorporated by reference herein.

Also, on September 16, 2011, at the Effective Time, the Company, Elan and the Elan Shareholder entered into a Shareholder’s Agreement, which is listed as Exhibit 2.2 to this Report, which provides for certain terms and conditions concerning the ordinary shares of the Company owned by the Elan Shareholder as and from the Effective Time.

The Proxy Statement/Prospectus contains a description of the Shareholder’s Agreement, which is incorporated by reference herein.

Press Release - Business Combination

On September 16, 2011, Elan and the Company issued a joint press release, announcing the completion of the Merger, a copy of which is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Resignations

On September 15, 2011, Mr. Shane Cooke, Elan’s Executive Vice President, Head of Elan Drug Technologies, and a member of Elan’s Board of Directors (the “Board”), voluntarily resigned from the Board and from all Board committees on which Mr. Cooke served.  On September 16, 2011, in connection with the Business Combination and immediately upon the Effective Time, Mr. Cooke voluntarily resigned as an officer of Elan and ceased to hold his position with Elan.  Mr. Cooke resigned in connection with the Business Combination and did not resign from the Board because of any disagreements with Elan on any matter relating to Elan’s operations, policies or practices.

In connection with Mr. Cooke’s resignation as an officer of Elan, Mr. Cooke and Elan entered into a transitional arrangement pursuant to which Elan may make certain payments to Mr. Cooke in the event his employment with the Company is terminated (other than for disciplinary reasons) prior to August 15, 2012.  This description of the transitional arrangement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, dated as of September 16, 2011, among Elan and Mr. Cooke, which is filed as Exhibit 2.3 to this Report, and incorporated herein by reference.

Appointment of New Directors

On September 15, 2011, Dr. Andrew von Eschenbach and Mr. Hans Peter Hasler (collectively, the “New Directors”) became non-executive members of Elan’s Board.  Dr. von Eschenbach is a member of the Board’s Science & Technology Committee and Mr. Hassler is a member of the Board’s Leadership, Development and Compensation Committee (“LDCC”).

Consistent with Elan’s non-executive directors’ terms of appointment, each New Director: (i) will serve on the Board for a three-year term, which can be extended by mutual consent, contingent on satisfactory performance and re-election at the appropriate Annual General Meeting; (ii) may resign or be removed by Elan in general meeting, in each case without compensation; (iii) will be entitled to receive Elan’s Director Fee, which is currently $55,000 annually; (iv) will be eligible to receive a committee chair fee ($20,000 to $25,000) or member fee ($12,500 to $15,000) upon appointment to any of the Board committees, (v) will be entitled to receive expense reimbursement of travel and other expenses reasonably incurred in the performance of his duties; and (vi) is entitled to be considered for an annual equity award (“Equity Award”), based on the recommendation of the LDCC and supported by the advice of the LDCC's compensation consultants.  Such Equity Awards are normally granted in February of each year and are currently made in the form of Restricted Stock Units. The Equity Awards made to non-executive directors in February 2011 had grant date fair values of $125,000.  Each New Director is expected to attend up to five scheduled in-person Board meetings, the Annual General Meeting, relevant committee meetings and a number of unscheduled Board meetings and committee meetings, where applicable, as well as devote appropriate preparation time ahead of each meeting.

Press Release - Resignations and Board of Director Changes

On September 15, 2011, Elan issued a press release announcing the resignation of Mr. Cooke as an executive director of Elan, and the appointment of Dr. Andrew von Eschenbach and Mr. Hans Peter Hasler as non-executive directors of Elan, which such press release was filed on Form 6-K on September 15, 2011 and is incorporated by reference herein.

Press Release - Commencement of Offers to Purchase

On September 16, 2011, Elan issued a press release announcing the commencement of offers to purchase its senior notes using the cash proceeds received in connection with the Business Combination, a copy of which is attached as Exhibit 99.2 hereto and is incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

2.1
Business Combination Agreement and Plan of Merger, dated as of May 9, 2011, by and among Elan, Alkermes Inc., Alkermes plc and certain other parties (incorporated by reference to Annex A to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4, as amended (Registration No. 333-175078), which was declared effective by the Securities and Exchange Commission on August 4, 2011).

2.2
Shareholder’s Agreement by and among Elan, Elan Science Three Limited and Alkermes plc (incorporated by reference to Annex C to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4, as amended (Registration No. 333-175078), which was declared effective by the Securities and Exchange Commission on August 4, 2011).

2.3	Letter Agreement, dated September 16, 2011, between Elan and Mr. Shane Cooke.
99.1	Joint Press Release, dated September 16, 2011, issued by Alkermes plc and Elan Corporation, plc.
99.2	Press Release, dated September 16, 2011, issued by Elan Corporation, plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELAN CORPORATION, PLC By: /s/ William F. Daniel William F. Daniel EVP, Company Secretary

Date: September 16, 2011